Exhibit 99.1

STRICTLY CONFIDENTIAL

Global Infrastructure Solutions Inc.

Delaware

(State or other jurisdiction of incorporation or organization)

660 Newport Center Drive, Suite 940,

Newport Beach, CA 92660

(Address of corporate headquarters)

(213) 640-4032

(Telephone number)

CURRENT REPORT

Date of Earliest Event Reported

August 16, 2022

Item 1.01. Entry into a Material Definitive Agreement.

Merger Agreement

On August 16, 2022, Global Infrastructure Solutions Inc., a Delaware corporation (“GISI”), Liberty Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of GISI (“Merger Sub”), and Hill International, Inc., a Delaware corporation (“Hill”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, Merger Sub has agreed to commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) a cash tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Hill (“Hill Common Stock”) for $2.85 per share of Hill Common Stock (such amount, the “Offer Price”), net to the seller in cash, without interest. Upon the consummation of the merger, GISI intends to repay Hill’s then outstanding debt balance using Hill’s cash on hand and any remaining balance with GISI cash.

Hill’s Board of Directors (the “Hill Board”) has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger (as defined below), are advisable and fair to, and in the best interest of, Hill and its stockholders and (ii) recommended that the stockholders of Hill accept the Offer and tender their shares of Hill Common Stock pursuant to the Offer (the “Hill Board Recommendation”), subject to the right of the Hill Board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement.

Under the Merger Agreement, Merger Sub is required, as soon as practicable, and in any event within 15 business days after the date of the Merger Agreement, to commence the Offer to purchase all outstanding shares of Hill Common Stock. The Offer initially will remain open for 20 business days, subject to possible extension on the terms set forth in the Merger Agreement.

Merger Sub’s obligation to accept shares of Hill Common Stock tendered in the Offer is subject to customary conditions, including: (i) that the number of shares of Hill Common Stock validly tendered and not validly withdrawn, considered together with all other shares of Hill Common Stock (if any) beneficially owned by GISI, Merger Sub and their respective affiliates, represent one more than 50% of the total number of shares of Hill Common Stock; (ii) expiration or termination of any waiting periods applicable to the consummation of the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the receipt of consent or authorization under applicable antitrust laws; (iii) the absence of any order that has the effect of preventing, making illegal or otherwise prohibiting the consummation of the Transactions; (iv) the continued accuracy of representations and warranties made by Hill in the Merger Agreement, except as permitted in the Merger Agreement; (v) Hill’s material compliance with its obligations under the Merger Agreement; (vi) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) since the date of the Merger Agreement; and (vii) Hill’s delivery to GISI of a certificate signed by its Chief Executive Officer or Chief Financial Officer, certifying that the foregoing clauses (iv), (v) and (vi) have been satisfied (collectively, the “Offer Conditions”).

The Merger Agreement provides that, following the consummation of the Offer and provided that the parties have not agreed to effectuate the Transactions as a One-Step Merger (as defined below), upon the terms and conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), Merger Sub will be merged with and into Hill (the “Merger”) with Hill surviving the Merger as the surviving corporation and an indirect wholly owned subsidiary of GISI.

At the effective time of the Merger (the “Effective Time”), each share of Hill Common Stock issued and outstanding immediately prior to the Effective Time (other than (A) shares of Hill Common Stock (1) held in the treasury of Hill, (2) at the commencement of the Offer, owned by GISI or Merger Sub, or any direct or indirect wholly owned subsidiaries of GISI or Merger Sub, and (3) irrevocably accepted for purchase in the Offer (collectively, the “Excluded Shares”) and (B) the Appraisal Shares (as defined in the Merger Agreement), shall be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest (such amount of cash, the “Merger Consideration”). Each share of Hill Common Stock to be converted into the right to receive the Merger Consideration shall automatically be cancelled and shall cease to exist as of the Effective Time. Each Excluded Share shall be cancelled without any consideration therefor and shall cease to exist as of the Effective Time.

At the Effective Time, each Company Compensatory Award (as defined in the Merger Agreement), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, each former holder of any such Company Compensatory Award shall have the right to receive an amount in cash, without interest, equal to the product of (i) the aggregate number of shares of Hill Common Stock subject to each such Company Compensatory Award as of the Effective Time and (ii) the excess, if any, of the Merger Consideration over any per share exercise or purchase price of such Company Compensatory Award immediately prior to such cancellation.

As soon as practicable following the date of the Merger Agreement, Hill shall take all actions necessary or required under Hill’s Employee Stock Purchase Plan (“Hill ESPP”) and subject to applicable law to cause the Hill ESPP not to commence an offering period to purchase Hill Common Stock that would otherwise begin on or after the date of the Merger Agreement or to accept payroll deductions with respect to any such offering period that would otherwise begin on or after the date of the Merger Agreement and, on or promptly following the date of the Merger Agreement, shall cause the Hill ESPP to be terminated. In satisfaction of such condition, the Hill ESPP was terminated by Hill on April 16, 2022 immediately following the signing of the Merger Agreement.

The consummation of the Merger is subject to customary conditions, including: (i) Merger Sub’s acceptance for payment of the Hill Common Stock validly tendered pursuant to the Offer and not withdrawn and (ii) the absence of any order that has the effect of preventing, making illegal or otherwise prohibiting the consummation of the Merger. Neither the Offer nor the Merger is subject to any financing condition.

The Merger Agreement also provides that, upon the written request of GISI, the parties agree to: (1) consider whether the Transactions contemplated by the Merger Agreement should be effectuated by means of a Merger to be effected under Section 251(c) of the DGCL (a “One-Step Merger”), and (2) if so determined, cooperate in good faith to effectuate the Transactions in such manner and make such reasonable and customary amendments to the Merger Agreement as GISI, Merger Sub and Hill mutually agree are necessary to reflect such structure. If the parties agree to effectuate the Transactions as a One-Step Merger, Hill would be required to file a proxy statement to obtain approval of the Merger by Hill’s stockholders at a special stockholders meeting held for the purpose of voting upon the adoption of the Merger Agreement, and the Merger would be effected pursuant to Section 251(c) of the DGCL.

The Merger Agreement includes certain representations and warranties of Hill, on the one hand, and GISI and Merger Sub, on the other hand. It also contains customary covenants, including certain restrictions with respect to Hill’s business between the date of the Merger Agreement and the consummation of the Merger. The Merger Agreement includes customary “no-shop” restrictions on Hill’s ability, among other things, to solicit, furnish information to and engage in discussions or negotiations with, third parties regarding alternative acquisition proposals. Notwithstanding these restrictions, Hill may provide information to and engage in discussions or negotiations with third parties with respect to an unsolicited bona fide written alternative acquisition proposal if (i) the Hill Board has determined in good faith that such proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) and (ii) the failure to take such action would be inconsistent with the Hill Board’s fiduciary duties under applicable law.

The Merger Agreement restricts the Hill Board’s ability to withdraw, qualify or modify the Hill Board Recommendation, approve or recommend any alternative acquisition proposal or adopt or approve entrance by Hill into any agreement regarding an alternative acquisition proposal and requires that the Hill Board include the Hill Board Recommendation in the Schedule 14D-9 filed with the SEC in connection with the Offer, reaffirm the Hill Board Recommendation upon request by GISI following public disclosure of an alternative acquisition proposal, and to recommend, in a timely manner, against any alternative acquisition proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act. Notwithstanding these restrictions, the Hill Board is permitted, subject to the terms and conditions set forth in the Merger Agreement, to withdraw, qualify or modify the Hill Board Recommendation in response to a Superior Proposal or an Intervening Event (as defined in the Merger Agreement) or, in the case of a Superior Proposal, terminate the Merger Agreement to enter into a definitive agreement with respect to the Superior Proposal, subject in each case to certain matching rights in favor of GISI.

The Merger Agreement contains certain mutual termination rights for Hill and GISI, including, but not limited to, the right for either party to terminate the Merger Agreement if the Offer is not consummated on or before April 15, 2023. Under certain circumstances, Hill may terminate the Agreement (i) at any time prior to the consummation of the Offer in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement), (ii) if Merger Sub fails to commence the Offer on or prior to the fifteenth (15th) business day following the date of the Merger Agreement, or (iii) if Merger Sub fails to consummate the Offer within two (2) business days following the Expiration Date and, as of such Expiration Date, all the Offer Conditions have been satisfied or waived. In addition, under certain circumstances, GISI may terminate the Merger Agreement if the Hill Board shall have effected a Change in Recommendation (as defined in the Merger Agreement) prior to the consummation of the Offer. Upon the termination of the Merger Agreement under specified circumstances, Hill will be required to pay GISI a termination fee of $5,200,000 (the “Termination Fee”). Hill will, following termination of the Merger Agreement under certain circumstances, be required to reimburse up to $1,700,000 of the reasonable costs and expenses incurred by GISI, Merger Sub or their respective affiliates in connection with the transactions (the “Expense Reimbursement”). Any amounts paid as Expense Reimbursement will reduce the amount of the Termination Fee on a dollar-for-dollar basis.

If the Merger is consummated, the Hill Common Stock will be delisted from the New York Stock Exchange as soon as practicable following the Effective Time and de-registered under the Exchange Act.

Certain terms referenced herein are defined in the Merger Agreement and the description above of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement. A copy of the Merger Agreement has been filed by Hill on its Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on August 17, 2022, which current report can be accessed at the website maintained by the SEC at www.sec.gov. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the dates specified therein. The assertions embodied in those representations, warranties and covenants were made, or will be made, for purposes of the contracts among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreements. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedule delivered by Hill and not filed publicly and which may be subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Bondholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective affiliates.

Support Agreement

Concurrently with the execution of the Merger Agreement, GISI entered into a Tender and Support Agreement (the “Support Agreement”) with certain stockholders of Hill collectively beneficially owning approximately 10% of the outstanding shares of Hill Common Stock, pursuant to which each such stockholder agreed, among other things, to vote against other proposals to acquire Hill and, subject to certain exceptions, to tender such stockholder’s shares of Hill Common Stock pursuant to the Offer. The Support Agreement terminates in certain circumstances, including in connection with (i) the Hill Board’s determination to change its recommendation with respect to the Transactions and (ii) any modification or amendment to, or the waiver of any provision of, the Merger Agreement as in effect on the date of the Support Agreement or the Offer that is effected, in either case, without the written consent of the stockholders of Hill party to the Support Agreement, that decreases the amount, or changes the form or terms of consideration payable for the shares of Hill Common Stock pursuant to the Merger Agreement or adversely affects the rights of any stockholder of Hill party to the Support Agreement.

The description above of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement. A copy of the Support Agreement has been filed by Hill on its Current Report on Form 8-K, filed with the SEC on August 17, 2022, which current report can be accessed at the website maintained by the SEC at www.sec.gov.

Additional Information about the Transaction and Where to Find It

The Offer has not yet commenced, and this Current Report is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Hill International, Inc. or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. SEC by GISI and Merger Sub, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Hill. The offer to purchase shares of Hill common stock will only be made pursuant to the Offer to Purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR HILL COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Hill under the “Investors/Media” section of Hill’s website at hillintl.com.

Forward-Looking Statements

This Current Report contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the merger with Hill and the timing and benefits thereof, GISI’s strategy, plans, objectives, expectations (financial or otherwise) and intentions, future financial results and growth potential, anticipated product portfolio, development programs, patent terms and other statements that are not historical facts. These forward-looking statements are based on GISI’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to GISI’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Hill tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Hill and/or others relating to the transaction; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with mergers, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Hill and its products, including uncertainty of the expected financial performance of Hill and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, and the possibility that if GISI does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, as well as other risks related to GISI’s and Hill’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Hill’s SEC filings and reports, including Hill’s Annual Reports on Form 10-K for the year ended December 31, 2021 and subsequent quarterly and current reports filed with the SEC. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts GISI’s and Hill’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. GISI undertakes no duty or obligation to update any forward-looking statements contained in this Current Report as a result of new information, future events or changes in their expectations, except as required by law.